SECUR

20004123

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SEC Mail Processing Section

FEB 28 2020

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42370

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Starshak Winzenburg & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 West Monroe Street, Suite 2530
(No. and Street)

Chicago	IL	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Starshak, (312) 444-9367
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pasquesi Sheppard LLC
(Name – *if individual, state last, first, middle name*)

585 Bank Lane	Lake Forest	IL	60045
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, Joseph Starshak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starshak Winzenburg & Co., as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DANICA MUNSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/12/21

Joseph Starshak
Signature

President
Title

Danica Munson
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

February 25, 2020

To Management and the Shareholder
Starshak Winzenburg & Co.

In connection with our audit of the financial statements and supplemental information of Starshak Winzenburg & Co. (the Company) for the year ended December 31, 2019, we will issue our report thereon dated February 25, 2020. Professional standards require that we provide you with the following information related to our audit:

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles (GAAP) pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. As described in Note 3, the Company updated its accounting policies related to accounting for leases by adopting FASB Accounting Standards Update No. 2016-02, *Leases (Topic 842)* in 2019. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its 2019 financial statements are described in Notes 1 and 2 to the financial statements and relate to the policies the Company uses to account for accounts receivable and revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

Management estimated uncollectible accounts receivable at zero based on management's experience with the specific clients that make up accounts receivable as well as with similar clients, and also based on subsequent cash collections. We evaluated the key factors and assumptions used to develop this estimate in determining that it is reasonable in relation to the financial statements taken as a whole.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. We did not note any instances of potential bias in management's judgments about amounts and disclosures in the financial statements. Management has disclosed all of the Company's critical accounting policies in the notes to the financial statements. The financial statements and related disclosures are presented in conformity with GAAP.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. We did not identify any such misstatements during our audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental schedules that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Starshak Winzenburg & Co. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
STARSHAK WINZENBURG & CO.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) STARSHAK WINZENBURG & CO. identified the following provisions of 17 C.F.R. §15c3-3(k) under which STARSHAK WINZENBURG & CO. claimed an exemption from 17 C.F.R. §240.15c-3-3(k)(2)(i) (exemption provisions) and (2) STARSHAK WINZENBURG & CO. stated that STARSHAK WINZENBURG & CO. met the identified exemption provisions throughout the most recent fiscal year without exception. STARSHAK WINZENBURG & CO.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about STARSHAK WINZENBURG & CO.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 25, 2020

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 25, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Starshak Winzenburg & Co. (the "Broker") is a broker/dealer registered with the SEC and FINRA.

- Broker claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2019.

- Broker is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  > *(k)(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".*

- Broker has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 through the period of January 1, 2019 through December 31, 2019 without exception.

- Broker has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period January 1, 2019 through December 31, 2019.

The above statements are true and correct to the best of my and the Broker's knowledge.

Signature: Joseph B Starshak

Name and Title: Joseph B. Starshak, President

Date: February 25, 2020

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
STARSHAK WINZENBURG & CO.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) STARSHAK WINZENBURG & CO. identified the following provisions of 17 C.F.R. §15c3-3(k) under which STARSHAK WINZENBURG & CO. claimed an exemption from 17 C.F.R. §240.15c-3-3(k)(2)(i) (exemption provisions) and (2) STARSHAK WINZENBURG & CO. stated that STARSHAK WINZENBURG & CO. met the identified exemption provisions throughout the most recent fiscal year without exception. STARSHAK WINZENBURG & CO.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about STARSHAK WINZENBURG & CO.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC
Lake Forest, Illinois
February 25, 2020

EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 25, 2020

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Starshak Winzenburg & Co. (the "Broker") is a broker/dealer registered with the SEC and FINRA.

- Broker claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2019.

- Broker is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

    (k)(2) The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

- Broker has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 through the period of January 1, 2019 through December 31, 2019 without exception.

- Broker has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the period January 1, 2019 through December 31, 2019.

The above statements are true and correct to the best of my and the Broker's knowledge.

Signature: Joseph B Starshak

Name and Title: Joseph B. Starshak, President

Date: February 25, 2020

PASQUESI
SHEPPARD LLC

ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDER
OF STARSHAK WINZENBURG & CO.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of STARSHAK WINZENBURG & CO. (an Illinois S corporation) as of December 31, 2019, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of STARSHAK WINZENBURG & CO. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of STARSHAK WINZENBURG & CO.'s management. Our responsibility is to express an opinion on STARSHAK WINZENBURG & CO.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to STARSHAK WINZENBURG & CO. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

585 BANK LANE • LAKE FOREST, ILLINOIS 60045 • 847-234-5000 • FAX: 847-234-1110 • www.ps-cpa.com

Auditor's Report on Supplemental Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of STARSHAK WINZENBURG & CO.'s financial statements. The supplemental information is the responsibility of STARSHAK WINZENBURG & CO.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pasquesi Sheppard LLC

Pasquesi Sheppard LLC

We have served as STARSHAK WINZENBURG & CO.'s auditor since 2006.

Lake Forest, Illinois
February 25, 2020

STARSHAK WINZENBURG & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents		107,691
Accounts receivable		91
Prepaid expenses		8,950
Current portion of operating lease ROU asset		44,975
Total current assets		$ 161,707
FIXED ASSETS:		
Office equipment	$ 42,542	
Less — Accumulated depreciation	(41,659)	883
OTHER ASSETS:		
Non-current portion of operating lease ROU asset		108,937
FINRA and security deposits		5,720
Total assets		$ 277,247

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable		$ 2,765
Accrued expenses		3,125
Current portion of operating lease liability		44,884
Total current liabilities		$ 50,774
LONG-TERM LIABILITIES:		
Long-term operating lease liability		126,043
STOCKHOLDER'S EQUITY:		
Common stock –		
5,000 shares authorized with no par value;		
1,000 shares issued and outstanding	$ 50,500	
Additional paid-in capital	2,614,917	
Retained deficit	(2,564,987)	100,430
Total liabilities and stockholder's equity		$ 277,247

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUE:		
Management and investment advisory income		$ 278,598
Rental income		10,500
Total revenue		$ 289,098
OPERATING EXPENSES:		
Employee compensation and benefits	$ 237,041	
Payroll taxes and expenses	12,264	
Insurance	1,728	
Occupancy	103,127	
Computer and office supplies	7,890	
Depreciation	1,897	
Communication and data processing	9,081	
Postage and delivery	266	
Dues and subscriptions	51,445	
Professional fees	21,575	
Regulatory fees, taxes and license expenses	14,340	
Education meetings and expenses	5,977	
Travel expenses	8,476	
Advertising	357	
Meals and entertainment	15,584	
Donations	21,605	512,653
Net loss		$ (223,555)

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balances at January 1, 2019	$ 50,500	$ 2,354,917	$ (2,341,432)	$ 63,985
Contributions	-	260,000	-	260,000
Net loss	-	-	(223,555)	(223,555)
Balances at December 31, 2019	$ 50,500	$ 2,614,917	$ (2,564,987)	$ 100,430

The accompanying notes are an integral part of this financial statement.

STARSHAK WINZENBURG & CO.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (223,555)
Adjustments to reconcile net loss to net cash used for operating activities —	
Depreciation	1,897
Change due to adoption of FASB ASC 842	3,982
Impact from changes in cash and cash equivalents —	
Accounts receivable	9,559
Prepaid expenses	(293)
Accounts payable	(1,090)
Net cash used for operating activities	$ (209,500)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions to additional paid-in capital	$ 260,000
NET INCREASE IN CASH	$ 50,500
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	57,191
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 107,691
SUPPLEMENTAL DISCLOSURE OF NON-CASH TRANSACTIONS	
ROU asset recorded upon adoption of FASB ASC 842	$ 196,770
Operating lease liability recorded upon adoption of FASB ASC 842	$ 211,921

The accompanying notes are an integral part of this financial statement.

(8) SUBSEQUENT EVENTS:

The Company's management has performed an analysis of activities and transactions subsequent to December 31, 2019, to determine the need for any adjustments to and/or disclosures within the audited financial statements for the year then ended. Management has performed their analysis through the date of this report, the date which the financial statements were available to be issued.

STARSHAK WINZENBURG & CO.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2019

NET CAPITAL:		
Total stockholder's equity from statement of financial condition	$	100,430
Deduction and/or charges		
Nonallowable assets from statement of financial condition		
Petty cash	$	200
Accounts receivable		91
Prepaid expenses		8,950
Fixed assets, net		883
FINRA and security deposits		5,720
Total nonallowable assets	$	15,844
Net capital	$	84,586
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from statement of financial condition	$	50,774
Percentage of aggregate indebtedness to net capital		60%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital requirement (6-2/3% of total aggregate indebtedness)	$	3,385
Minimum dollar net capital requirement of reporting broker	$	5,000
Net capital requirement (greater of minimum net capital or minimum dollar net capital)	$	5,000
Excess net capital (net capital less required net capital)	$	79,586
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	78,586

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2019.

The accompanying notes are an integral part of this schedule.